Zachary Henderson

Fullstack General Counsel || Legal Academic || Exec and Advisor || Operator || Writer

Austin, Texas, Estados Unidos

Contactar

zhenders88@gmail.com

www.linkedin.com/in/zac-henderson (LinkedIn)

Aptitudes principales

Legal Research

Public Speaking

Training

Certifications

edX Verified Certificate for Computing in Python I: Fundamentals and Procedural Programming

Certified Information Security Manager (CISM)

edX Verified Certificate for Data Structures & Algorithms I: ArrayLists, LinkedLists, Stacks and Queues

edX Verified Certificate for Data Structures & Algorithms II: Binary Trees, Heaps, SkipLists and HashMaps

Certified Information Privacy Professional/United States (CIPPUS)

Extracto

Fullstack general counsel, maker, writer, teacher, and speaker based in the United States.

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Experiencia

Levels
GC/Head of Legal and DPO

agosto de 2021 - Present (2 años 8 meses)

Levels helps you see how food affects your health, empowering you with the tools needed to achieve health goals and improve healthspan.

The Levels app provides real-time feedback on how diet and lifestyle choices impact your metabolic health based on continuous glucose monitor (CGM) data. Our Members use their CGM data to discover their optimal diet, control their weight, and reduce long-term health risk.

Levels has raised a total of $50M, including a Series A in April 2022. Investors include Andreessen Horowitz; Marc Randolph (co-founder, Netflix); Esther Dyson; Dick Costolo (former CEO, Twitter); Michael Arrington (Founder, TechCrunch); Matt Dellavedova (NBA, Cleveland Cavaliers); Fidji Simo (CEO, Instacart); Mark Hyman, MD (Cleveland Clinic); and others.

TechGC
Charter Member

septiembre de 2021 - Present (2 años 7 meses)

We are an independent, invitation-only, peer community where General Counsel share knowledge / best practices and support each other throughout our lives and careers.

Kirkland & Ellis
Litigation Associate

octubre de 2020 - julio de 2021 (10 meses)

Chicago, Illinois, United States

United States Court of Appeals for the Seventh Circuit
Law Clerk
agosto de 2018 - agosto de 2020 (2 años 1 mes)
Chicago, Illinois, United States

Testmasters
Law School Admissions Test (LSAT) Instructor
julio de 2014 - agosto de 2020 (6 años 2 meses)
Chicago, IL

Kirkland & Ellis
Summer Associate
mayo de 2017 - agosto de 2017 (4 meses)
Greater Chicago Area

Skadden, Arps, Slate, Meagher & Flom LLP and Affiliates
Summer Associate -- 1L Scholar
junio de 2016 - agosto de 2016 (3 meses)
Chicago, Illinois

Educación

University of Chicago Law School
J.D., honors

The University of Arkansas
B.A., magna cum laude, Creative Writing